COOPER TIRE & RUBBER COMPANY

701 Lima Avenue • Findlay, OH 45840

419.429.4447

Ginger M. Jones

Vice President and Chief Financial Officer

April 22, 2015

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	John Cash, Accounting Branch Chief

Re:	Cooper Tire & Rubber Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 23, 2015
File No. 1-4329

Ladies and Gentlemen:

Cooper Tire & Rubber Company, a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 8, 2015, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Five-Year Stockholder Return Comparison. Page 15

(d) Issuer purchases of equity securities, page 17

1.	We note your disclosure regarding your Accelerated Share Repurchase Program and find it unclear or in need of enhancement in certain respects. Please address the following, beginning with your next quarterly report filed on Form 10-Q.

•	Disclose the identity of the counter-party to this arrangement.

Response: The Company will disclose in future filings beginning with its next quarterly report filed on Form 10-Q for the quarter ended March 31, 2015 (the “Form 10-Q”) that J.P. Morgan Chase Bank (“JPMorgan”) is the counter party to the arrangement.

Securities and Exchange Commission

April 22, 2015

•	Disclose whether or not the counter-party was permitted to separately trade in your shares as part of other aspects of their business during the period of the program.

Response: The Company will disclose in the Form 10-Q that, in connection with hedging activities in relation to the Accelerated Share Repurchase Program (“ASR”), JPMorgan was entitled to purchase shares of the Company’s common stock during the period of the ASR. In connection with any such purchases, JPMorgan agreed to use good faith efforts to effect any such purchases in a manner so that, if such purchases had been made by the Company, they would meet the requirements of paragraphs (b)(2), (3) and (4) of Rule 10b-18 under the Securities Exchange Act of 1934. The Company agreed not to engage in other repurchase transactions or otherwise purchase shares of its common stock during such specified periods unless through or upon the agreement of JPMorgan. During certain periods, JPMorgan was permitted in accordance with the applicable requirements of the federal securities laws to separately trade in shares of the Company’s common stock as part of other aspects of their business.

•	Please clarify if your sentence in footnote (2) which reads, “The original $200 million was reduced by $160 million…” was intended to read, “reduced to $160 million…”

Response: The Company will clarify in the Form 10-Q that the terms of the ASR reflected “typical” ASR terms, as follows. At the commencement of the ASR, in August, 2014, the Company paid a purchase price of $200 million (the “Payment Amount”) to JPMorgan and JPMorgan delivered to the Company 5,567,154 shares of the Company’s common stock (the “Initial Share Delivery”), which represented approximately 80 percent of the shares expected to be repurchased pursuant to the ASR based on the price of the Company’s common stock at that time. On February 13, 2015, the Company completed the ASR. Based on the terms of the ASR, the total number of shares repurchased under the ASR was based on the volume-weighted average price of the Company’s common stock (the “Final Price”), less a discount (the “Adjustment”), during the repurchase period. This resulted in the Company receiving an additional 784,694 shares of its common stock from JPMorgan at maturity, so that under the ASR, the Company paid a total of $200 million and received a total of 6,351,848 shares of its common stock, which represents a volume weighted average price, as adjusted pursuant to the terms of the ASR, of $31.49 over the duration of the ASR.

•

We note your share prices on August 16, 2014 and February 13, 2015. As your share price appears to have increased significantly during that period and you limited the repurchase arrangement to 80% of the original $200 million, please tell us and disclose in your filing, why you received an

Securities and Exchange Commission

April 22, 2015

additional 784,694 shares at completion of the program. Given the increase in your share price, it seems perhaps you would have returned shares or cash to your counter-party rather than receive additional shares.

Response: The Company will disclose in the Form 10-Q that the ASR had a final maturity date of February 13, 2015. As described above, at the final maturity, JPMorgan calculated the Final Price less the Adjustment, which was then used to calculate the number of additional shares, if any, of the Company that JPMorgan was required to deliver to the Company. The final share delivery at the maturity of the ASR was determined by the following formula:

Final share delivery = Payment Amount ÷ (Final Price – Adjustment) – Initial Share Delivery.

If the resulting amount was positive, which was the case, JPMorgan was obligated to deliver additional shares to the Company at the maturity of the ASR. Based on the above formula, at maturity of the ASR, the Company received 784,694 additional shares. If, on the other hand, the Final Price less the Adjustment had exceeded by a sufficient amount the price of the Company’s common stock at the commencement of the ASR, the Company could have been required to deliver excess shares or, at its election, the cash equivalent, back to JPMorgan. Although this was not the case, the number of shares received by the Company at the maturity of the ASR was less than the number of shares the Company would have otherwise received had its share price not increased.

•	Please tell us and disclose whether you have received or expect to receive a return of the $40 million, the amount by which you reduced your program.

Response: The Company will disclose in the Form 10-Q that the ASR was not reduced by $40 million. The ASR was settled at maturity as set forth above.

•	Please disclose how the final number of shares was determined (e.g., the average of the daily volume-weighted average share prices during the period of the program) and the share price used in the final determination.

Response: As noted above, the Company will disclose in the Form 10-Q that the final number of shares of the Company’s common stock delivered by JPMorgan upon maturity of the ASR was determined based on the average volume weighted average price of the Company’s stock during the period in which the ASR was outstanding, less a discount.

•	Please disclose to investors the final cost you paid for this program.

Response: As noted above, the Company will disclose in the Form 10-Q that the final cost paid for the ASR was $200 million.

Securities and Exchange Commission

April 22, 2015

*        *        *

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (419) 429-4447.

Very truly yours,

/s/ Ginger M. Jones

Ginger M. Jones

Chief Financial Officer

cc:	Dale Welcome
Kevin Stretzel
Stephen Zamansky, Esq.